SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/02/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,125,772

8. SHARED VOTING POWER
295,702

9. SOLE DISPOSITIVE POWER
1,421,674
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,421,674
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.71%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 2. IDENTITY AND BACKGROUND

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, the Secretary did not have personal jurisdiction over them and it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior
Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court.
On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself. On September 22, 2011 the SJC affirmed the Superior Court's ruling and declined to reconsider the Bulldog Parties' personal jurisdiction claim. On March 27, 2012 the U.S. Congress approved the Jumpstart our Business Startups Act (JOBS Act), which would allow privately-held companies like those managed by Bulldog Investors to engage in general solicitations so long as sales of interests in such funds are limited to accredited investors. If the JOBS Act is signed into law by the President, the Bulldog Parties intend to seek to vacate the Order, because the activities they were alleged to have engaged in would no longer be prohibited by law.
On February 1, 2012, the Bulldog Parties filed a petition for certiorari with the United States Supreme Court.


ITEM 4. PURPOSE OF TRANSACTION
Letter sent to the issuer. See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of ommon stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,421,674 shares of IFT or 6.71% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 3/21/12 the following shares of IFT were traded:

Buys
Date:		        Shares:		Price:
03/21/12		25,000		2.5853
03/22/12		8,500		2.5023
03/23/12		3,697		2.5511
03/28/12		20,028		2.6000
03/29/12		9,584		2.5500

Sells
Date:		        Shares:		Price:
03/26/12		(8,562)		2.7023
03/27/12		(2,538)		2.7000
03/30/12		(10,000)	2.7036


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

Bulldog Investors
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097//
pgoldstein@bulldoginvestors.com

April 2, 2012

The Board of Directors
Imperial Holdings, Inc.
701 Park of Commerce Blvd., Suite 301
Boca Raton, Fl 33487

Gentlemen:

On March 19, 2012, Imperial announced that it was unable to file its Form 10-K. Nevertheless, in light of the fact that it has been six months since Imperial's office was raided by the FBI and no charges of wrongdoing have been made public, we request that the following material information be publicly disclosed immediately:

1.	What is the total amount of expenses incurred to date for internal investigations?

2.	Have the internal investigations led to the discovery of serious wrongdoing? If so, what is it and what steps has the board taken to address it?

3.	What is the anticipated total cost of the internal investigations and when are they expected to be competed?

4.	What are the expenses incurred to date relating to the shareholder class action complaints?

5.	Since these class action complaints did not allege any specific wrongdoing as required by the PSLRA, has a motion to dismiss them been filed? If not, why not?

6.	What is Imperial's current cash balance?

None of the above information requires valuations or auditor review. Therefore, we see no reason shareholders should be kept in the dark any longer.

Very truly yours,

/s/ Phillip Goldstein
    Phillip Goldstein
    Principal


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 04/04/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A